UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.   )*

Personalis, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

7153D 10 6

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Lightspeed Venture Partners VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 4,117,768 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 4,117,768 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,117,768 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (3)

12	Type of Reporting Person* PN

(1)                                 This Schedule 13G is filed by Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), Lightspeed Venture Partners Select, L.P., a Cayman Islands exempted limited partnership (“Select”) Lightspeed General Partner Select, L.P., a Cayman Islands exempted limited partnership (“LGP Select”), Lightspeed Ultimate General Partner Select, Ltd., a Cayman Islands exempted company (“LUGP Select”), Barry Eggers (“Eggers”), Jeremy Liew (“Liew”), Ravi Mhatre (“Mhatre”) and Peter Y. Nieh (“Nieh” and, together with Lightspeed VIII, LGP VIII, LUGP VIII, Select, LGP Select, LUGP Select, Eggers, Liew and Mhatre, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                                 Includes 4,117,768 shares of Issuer’s Common Stock held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre and Nieh are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2019 (the “Current 10-Q”).

1	Names of Reporting Persons. Lightspeed General Partner VIII, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 4,117,768 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 4,117,768 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,117,768 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (3)

12	Type of Reporting Person* PN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                                 Includes 4,117,768 shares of Issuer’s Common Stock held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre and Nieh are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                                 This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

1	Names of Reporting Persons. Lightspeed Ultimate General Partner VIII, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 4,117,768 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 4,117,768 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,117,768 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 13.2% (3)

12	Type of Reporting Person* OO

(1)                               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                                 Includes 4,117,768 shares of Issuer’s Common Stock held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. Eggers, Mhatre and Nieh are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(3)                               This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

1	Names of Reporting Persons. Lightspeed Venture Partners Select, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,958,726 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,958,726 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,726 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.3% (3)

12	Type of Reporting Person* PN

(1)                               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                               Includes 1,958,726 shares of Issuer’s Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

 (3)                            This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

1	Names of Reporting Persons. Lightspeed General Partner Select, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,958,726 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,958,726 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,726 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.3% (3)

12	Type of Reporting Person* PN

(1)                               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                               Includes 1,958,726 shares of Issuer’s Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)                               This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

1	Names of Reporting Persons. Lightspeed Ultimate General Partner Select, Ltd.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,958,726 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,958,726 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,726 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.3% (3)

12	Type of Reporting Person* OO

(1)                               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                               Includes 1,958,726 shares of Issuer’s Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)                               This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

1	Names of Reporting Persons. Barry Eggers

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 6,076,494 shares (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 6,076,494 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,076,494 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 19.5% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                                 Includes 4,117,768 shares of Common Stock held by Lightspeed VIII and 1,958,726 shares of Common Stock held by Select.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre and Nieh are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)                                 This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

1	Names of Reporting Persons. Jeremy Liew

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,958,726 shares (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,958,726 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,726 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 6.3% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                                 Includes 1,958,726 shares of Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)                                 This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

1	Names of Reporting Persons. Ravi Mhatre

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,076,494 shares (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,076,494 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,076,494 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 19.5% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                                 Includes 4,117,768 shares of Common Stock held by Lightspeed VIII and 1,958,726 shares of Common Stock held by Select.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre and Nieh are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)                                 This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

1	Names of Reporting Persons. Peter Y. Nieh

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,076,494 shares (2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,076,494 shares (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,076,494 shares (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 19.5% (3)

12	Type of Reporting Person* IN

(1)                                 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(2)                                 Includes 4,117,768 shares of Common Stock held by Lightspeed VIII and 1,958,726 shares of Common Stock held by Select.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.   Eggers, Mhatre and Nieh are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII. LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select. Eggers, Liew, Mhatre and Nieh are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)                                 This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Current 10-Q.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Personalis, Inc. (the “Issuer”).

Item 1
(a)	Name of Issuer Personalis, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1330 O’Brien Drive Menlo Park, California 94025

Item 2
(a)

Name of Person(s) Filing:
Lightspeed Venture Partners VIII, L.P. (“Lightspeed VIII”)

Lightspeed General Partner VIII, L.P. (“LGP VIII”)

Lightspeed Ultimate General Partner VIII, Ltd. (“LUGP VIII”)

Lightspeed Venture Partners Select, L.P. (“Select”)

Lightspeed General Partner Select, L.P. (“LGP Select”)

Lightspeed Ultimate General Partner Select, Ltd. (“LUGP Select”)

Barry Eggers (“Eggers”)

Jeremy Liew (“Liew”)

Ravi Mhatre (“Mhatre”)

Peter Y. Nieh (“Nieh”)

(b)	Address of Principal Business Office:	c/o Lightspeed Venture Partners
2200 Sand Hill Road
Menlo Park, CA 94025

(c)	Citizenship:

Entities:	Lightspeed VIII	-	Cayman Islands
	LGP VIII	-	Cayman Islands
	LUGP VIII	-	Cayman Islands
	Select	-	Cayman Islands
	LGP Select	-	Cayman Islands
	LUGP Select	-	Cayman Islands

Individuals:	Eggers	-	United States of America
	Liew	-	United States of America
	Mhatre	-	United States of America
	Nieh	-	United States of America

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 7153D 10 6

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Lightspeed VIII (1)	4,117,768	—	4,117,768	—	4,117,768	4,117,768	13.2%
LGP VIII (1)	—	—	4,117,768	—	4,117,768	4,117,768	13.2%
LUGP VIII (1)	—	—	4,117,768	—	4,117,768	4,117,768	13.2%
Select (2)	1,958,726	—	1,958,726	—	1,958,726	1,958,726	6.3%
LGP Select (2)	—	—	1,958,726	—	1,958,726	1,958,726	6.3%
LUGP Select (2)	—	—	1,958,726	—	1,958,726	1,958,726	6.3%
Eggers (1) (2)	—	—	6,076,494	—	6,076,494	6,076,494	19.5%
Liew (2)	—	—	1,958,726		1,958,726	1,958,726	6.3%
Mhatre (1) (2)	—	—	6,076,494	—	6,076,494	6,076,494	19.5%
Nieh (1) (2)	—	—	6,076,494	—	6,076,494	6,076,494	19.5%

(1)                                 Includes 4,117,768 shares of Issuer’s Common Stock held by Lightspeed VIII.  LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII.  Eggers, Mhatre and Nieh are directors of LUGP VIII and share voting and dispositive power over the shares held by Lightspeed VIII.

(2)                                 Includes 1,958,726 shares of Issuer’s Common Stock held by Select.  LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Select.  Eggers, Liew, Mhatre and Nieh are directors of LUGP Select and share voting and dispositive power over the shares held by Select.

(3)                                 This percentage is calculated based upon 31,233,959 shares of Common Stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2019.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select, L.P.

By:	Lightspeed General Partner Select, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select, L.P.

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Personalis, Inc. is filed on behalf of each of us.

Dated: February 14, 2020

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select, L.P.

By:	Lightspeed General Partner Select, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select, L.P.

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Jeremy Liew
Jeremy Liew

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh